

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 8, 2017

<u>Via E-mail</u>
Aaron Tachibana
Chief Financial Officer
Lumentum Holdings Inc.
400 North McCarthy Boulevard
Milpitas, CA 95035

  Re: **Lumentum Holdings, Inc.**
    10-K for Fiscal Year Ended July 2, 2016
    Filed September 2, 2016
    File No. 001-36861

Dear Mr. Tachibana:

  We refer you to our comment letter dated January 17, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Cecilia Blye

      Cecilia Blye, Chief
      Office of Global Security Risk

cc: Larry Spirgel
  Assistant Director
  Division of Corporation Finance

  Judy Hamel
  General Counsel
  Lumentum Holdings Inc.